SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: May 23, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

Common Stock Offering

Attached to this Report on Form 6-K as Exhibit 99.1, and incorporated herein by reference, is the Underwriting Agreement dated May 23, 2007 relating to the underwritten public offering of Navios Maritime Holdings Inc.’s (“Navios”) common stock offered by Navios (the “Offering”), which is incorporated by reference into Navios’ Registration Statement on Form F-3 (file no. 333-141872) as Exhibit 1.1 thereunder.

This information contained in this Report identified above and included in Exhibits 99.2 and 99.3 is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872.

On May 23, 2007, Navios issued a press release announcing the pricing of the Offering. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

On May 30, 2007, Navios issued a press release announcing the exercise of the underwriter's over-allotment option and closing of the Offering. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

Attached to this Report on Form 6-K as Exhibit 99.4 is the consent of Drewry Shipping Consultants Ltd. with respect to the Offering, which is incorporated by reference into Navios’ Registration Statement on Form F-3 (file no. 333-141872).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: May 31, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Underwriting Agreement dated May 23, 2007.
99.2	Press Release dated May 23, 2007.
99.3	Press Release dated May 30, 2007.
99.4	Consent of Drewry Shipping Consultants Ltd.